     As filed with the Securities and Exchange Commission on June 12, 2001
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        ----------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                             ----------------------
                        ASPECT COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))
                             ----------------------
                        ASPECT COMMUNICATIONS CORPORATION
                        (Name of Filing Person (Offeror))

         Certain Options Under the Aspect Telecommunications Corporation
  1989 Stock Option Plan, the Voicetek Corporation 1992 Equity Incentive Plan,
               the Voicetek Corporation 1996 Equity Incentive Plan and the Aspect Communications Corporation 1996 Stock Option Plan, as amended, to Purchase Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   253807 10 1

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  Betsy Rafael
                       Executive Vice President, Finance,
                     Chief Financial Officer, and Secretary
                        Aspect Communications Corporation
                             1310 Ridder Park Drive
                               San Jose, CA 95131
                                (408) 325-2200

                             ----------------------
          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                             ----------------------

                                    Copy to:

                            Richard Scudellari, Esq.
                             Morrison & Foerster LLP
                               755 Page Mill Road
                            Palo Alto, CA 94304-1018
                                 (650) 813-5600
                             ----------------------

                            Calculation of Filing Fee

================================================================================
          Transaction Valuation*                    Amount of Filing Fee
--------------------------------------------------------------------------------
               $2,524,337                                 $505**
================================================================================
         *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,013,698 shares of common stock of Aspect Communications Corporation having an aggregate value of $2,524,337 as of May 22, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         **Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:            $505.00
     Form or Registration No.:          Schedule TO-I
     Filing party:                      Aspect Communications Corporation
     Date filed:                        May 22, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [x] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            INTRODUCTORY STATEMENT


This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 22, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated May 22, 2001 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and the Letter of Transmittal, and should be read in conjunction with the Offer to Exchange and the Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO and related Exhibits.


Item 12:

Item 12--Exhibits of the Schedule TO is hereby amended by adding the following
Exhibit:

        (a)    (11)     Supplement, dated June 12, 2001, to Offer to Exchange,
                        dated May 22, 2001.

Exhibit (a)(1)--Offer to Exchange--Summary Term Sheet:

The "Summary Term Sheet" beginning on page 1 of the Offer to Exchange is hereby amended as follows:

        The twelfth question and answer of the Summary Term Sheet (found at page 3 of the Offer to Exchange) is hereby amended and restated as follows:

        What if Aspect is acquired during the period between when the options are exchanged and when the new grants are issued?

               We can't speculate on acquisitions. The status of the new grants would depend on the terms and conditions set forth in agreements concerning the acquisition. There is a risk that an acquiror could acquire the Company without assuming the obligation to issue the new options under the Option Exchange. While this is a possibility, we presently have no plans or proposals to enter into such a transaction. See "Section 2--Purpose of the Offer" and "Section 6-Conditions of the Offer."

         A nineteenth (and final) question and answer is hereby added to the Summary Term Sheet at page 4 of the Offer to Exchange:

         Will the grants of the new options require the approval of the
         --------------------------------------------------------------
         Company's Board of Directors?
         -----------------------------

                  Yes, the grants of new options must be duly approved at a meeting of the Board of Directors or by unanimous written consent of the Board of Directors (or a subcommittee thereof). It is possible that a delay in such meeting or written consent would result in the delay of the issuance of the new options; however, the Board of Directors has already approved the form of the Option Exchange and resolved to cause the grant of the new options in accordance the Option Exchange. See "Section 5--Acceptance of Options for Exchange and Issuance of New Options."


Exhibit (a)(1)--Offer to Exchange--The Offer:

Section 5--"Acceptance of Options for Exchange and Issuance of New Options", beginning on page 9, is hereby amended as follows:

         The first paragraph is hereby amended and restated as follows:

                  Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted for exchange on June 19, 2001, the scheduled expiration date of the offer, you will be granted new options on or about December 20, 2001, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If we extend the date by which we must accept and cancel options properly tendered for exchange, you will be granted new options on a subsequent business day which is on or about the first business day at least six months and one day following the extended date.

         The second paragraph is hereby amended by adding the following sentences to the end of the paragraph:

         THE GRANTS OF NEW OPTIONS MUST BE DULY APPROVED AT A MEETING OF THE BOARD OF DIRECTORS OR BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS. IT IS POSSIBLE THAT A DELAY IN SUCH MEETING OR WRITTEN CONSENT OF THE BOARD OF DIRECTORS WOULD RESULT IN THE DELAY OF THE ISSUANCE OF THE NEW OPTIONS.

Section 9--Information Concerning Aspect, beginning on page 17, is hereby amended as follows

         The third paragraph entitled "Financial Information" is supplemented by the summary financial information set forth in the Supplement attached to this Amendment No. 1 as Exhibit (a)(11).


Exhibit (a)(2)--Form of Letter of Transmittal:

The Letter of Transmittal is hereby amended as follows:

         The last sentence on page 3 before the signature block is hereby amended and restated as follows:

              I agree to all of the terms and conditions of the Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated:  June 12, 2001              ASPECT COMMUNICATIONS CORPORATION


                                   By:  /s/ Betsy Rafael
                                       ___________________________________
                                   Name:    Betsy Rafael
                                   Title:   Executive Vice President, Finance,
                                   Chief Financial Officer and Secretary
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                               INDEX TO EXHIBITS


(a)(11)      Supplement to Offer to Exchange dated June 12, 2001.